July 20, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On May 25, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Eagle MLP Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on July 3, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering: As Soon As Practical, After Effectiveness of Registration Statement:”

Response: The requested change will be made.

2.	Comment: Please add a ticker symbol for the Fund’s Class N shares.

Response: The following ticker, EGLNX, has been added for Class C shares.

3.	Comment: Please confirm that all disclose throughout the Registration Statement is as of the most recent fiscal or calendar year ends as applicable.

Response: The Registrant so confirms.

Prospectus

Fee Table

4.	Comment: Please fill in all missing information within the table and provided a complete table in the Registrant’s response letter to the staff.

Response: The fee table has been completed as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the of the original purchase price)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Redemption Fee (as a % of amount redeemed)	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses	0.25%	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses	1.75%	2.50%	1.50%	1.50%
Fee Waiver and Expense Reimbursement (1)	(0.09)%	(0.09)%	(0.09)%	(0.24)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.66%	2.41%	1.41%	1.26%

5.	Comment: With respect to Classes C, I, and N – please confirm if the Fund intends to sell these share classes as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Registrant does not intend those share classes to be “clean” shares.

6.	Comment: As applicable, please apply any comments given pertaining to the summary prospectus sections to any other disclosure throughout the Registration Statement.

Response: Revisions to summary section of prospectus will be applied to other disclosures as appropriate.

7.	Comment: If the Fund will invest in MLPs, please add current income expense and deferred income expense line items to the Fee Table.

Response: The Registrant respectfully declines to revise the existing disclosure.

Principal Investment Strategies

8.	Comment: As the Fund’s principal investment strategy contemplates investment in “structured notes or options…” – please explain if the derivatives are intended to be included for the purpose of satisfying the Fund’s 80% policy, and please explain supplementally how they will be valued for such purposes. Also, confirm that the valuation will not be based on the notional amount.

Response: Derivatives are not included for the purposes of the Fund’s compliance with its 80% investment policy.

9.	Comment: If the Fund will invest in MLPs, please confirm if such investment will include general partner interest in the MLP.

Response: MLP investments will not include general partnership interests.

10.	Comment: Please explain how the Fund determines what qualifies as an “emerging market.”

Response: The following disclosure has been added:

The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

Principal Investment Risks

11.	Comment: Please consider adding Princeton Fund Advisors, LLC to the Management Risk section as they are co-advisers of the Fund.

Response: The Registrant respectfully declines to revise the existing disclosure.

12.	Comment: MLP Tax Risk – please disclose that if the Fund retains an investment until the basis is reduced to zero, (i) subsequent distributions will be taxed to the Fund at ordinary income rates and (2) shareholders may receive a corrected Form 1099.

Response: The requested change has been made.

Performance

13.	Comment: Please update all dates and corresponding information to reflect the period ended December 31, 2017.

Response: The requested changes have been made. Please see attached redlined prospectus.

14.	Comment: Please add a “Five Year” column and the corresponding information to the performance table.

Response: The requested changes have been made. Please see attached redlined prospectus.

Portfolio Managers

15.	Comment: Please add disclosure stating that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The requested change has been made as follows:

Each of the Eagle portfolio managers is jointly and primarily responsible for the day-to-day management.

16.	Comment: Please add the month and year that each portfolio manager has worked for the fund since.

Response: The requested change has been made.

17.	Comment: Given the co-advisers of the Fund and the multiple portfolio managers, please consider putting all information within this section into a table for ease of readability.

Response: The Registrant respectfully declines to amend existing disclosure.

Purchase and Sale of Fund Shares

18.	Comment: Please confirm that the disclosure, “There is a minimum amount of $100 for subsequent investment in any share class” is still accurate given the addition of Class N shares.

Response: The Registrant confirms.

Distribution Policy and Goals

19.	Comment: With regard to the disclosure, “once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable” – please clarify what “taxable” means, i.e., ordinary income or capital gains.

Response: The disclosure has been revised as follows:

Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable as a capital gain.

Management – Advisory Agreement and Fee Waiver

20.	Comment: Please update the date and subsequent information for the Fund’s most recent fiscal year end (April 30, 2018).

Response: The requested changes has been made.

21.	Comment: Please consider updating the expense limitation agreement date if applicable.

Response: The disclosure has been revised as follows:

The Trust, on behalf of the Fund, has entered into an operating expense limitation agreement with Princeton and Eagle pursuant to which the Fund’s co-advisers have agreed to reduce their fees and absorb expenses of the Fund, through at least August 31, 2019, to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement will not exceed 1.65%, 2.40%, 1.40% and 1.26% of average daily net assets attributable to Class A, Class C, Class I and Class N shares, respectively.

22.	Comment: Please add the appropriate disclose for Class N shares throughout the second paragraph of this section.

Response: The disclosure has been revised to include appropriate disclosure for Class N shares.

23.	Comment: Please consider deleting the disclosure, “After payment of certain expenses borne by the co-advisers and any adjustment to the advisory fee in connection with the Fee Waiver and Reimbursement” – as it appears out of context.

Response: The disclosure in questions has been deleted.

How Shares are Priced

24.	Comment: Please consider adding the title “How to Purchase Shares” just prior to the title “Share Classes” to be consistent with other filings made by the Registrant.

Response: The requested change has been made.

Share Classes

25.	Comment: Please add the appropriate disclosure for Class N shares within this section and thought the Registration Statement.

Response: The requested change has been made. Please see attached redlined prospectus.

Class A Shares

26.	Comment: Please explain what the term “dealer reallowance” means in the context of this section.

Response: The following disclosure has been added as a footnote:

Dealer reallowance is the amount of the sales charge paid to authorized broker-dealers for the sale of Fund shares.

Rights of Accumulation

27.	Comment: Please explain with specificity what the “lower sales charge rates” contemplated in this section would be.

Response: The disclosure has been revised as follows:

Rights of Accumulation: To qualify for the lower sales charge rates shown in the chart above that apply to larger purchases of Class A shares, you may combine your new purchases of Class A shares with Class A shares of the Fund that you already own.

Sales Charge Waivers

28.	Comment: With regard to the disclosure, “Any accounts established on behalf of registered investment advisors or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor” - please describe these agreements with specificity per IM Guidance Update 2016-06. If there are no such agreements, please simply state that.

Response: The following disclosure has been added:

Currently, the Fund does not have any arrangements with any broker-dealers, financial intermediaries or other financial institutions to waive Class A sales charges.

Class I Shares

29.	Comment: With regard to the disclosure, “but have a higher minimum initial investment than Class A and Class C shares” – please disclose what the higher minimum initial investment amount for Class I shares is.

Response: The Registrant notes the following existing disclosure in that section (italics added for emphasis):

Class I Shares: Class I shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than Class A and Class C shares. This means that 100% of your initial investment is placed into shares of the Fund. Class I shares require a minimum initial investment of $100,000 and minimum subsequent investment of $100.

How to Redeem Shares

30.	Comment: Please ensure that the disclosure is completely responsive to Item 11(c)(7)&(8) with regard to redemptions in both regular and stressed market conditions.

Response: The following disclosure has been added:

The Fund typically expects that it will take up to 7 days following the receipt of your redemption request to pay out redemption proceed by check or electronic transfer. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of fund shares, any lines of credit, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Redemptions in Kind

31.	Comment: Please explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response: The disclosure has been revised as follows:

The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities ("redemption in kind") if the amount is greater than the lesser of $250,000 or 1% of the Fund's assets. The securities will be chosen by the Fund and valued under the Fund's net asset value procedures. To the extent that doing so is reasonable and in the best interest of a Fund and its shareholders, redemptions in kind will be paid with a pro rate portion of the Fund’s portfolio securities.

When Redemptions are Sent

32.	Comment: Please provide all disclosure required by Item 11(c)(5), which goes to explaining when the fund may delay honoring a redemption request such as an SEC declared emergency.

Response: The following disclosure has been added:

The Fund may delay honoring a redemption request in instances such as SEC-declared market emergencies.

Frequent Purchases and Redemptions of Fund Shares

33.	Comment: Please ensure that all methods taken to reduce market timing are disclosure including the detection of market timing and whether these methods are uniformly applied.

Response: The following disclosure has been added:

Due to the subjective nature of these methods, it is possible that the Fund may not be able to identify or limit all market timing activities.

Financial Highlights

34.	Comment: Please update to include the Fund’s most recent fiscal year end.

Response: Financial highlights as of the most recently completed fiscal year have been added. Please see attached redlined prospectus.

35.	Comment: Please add disclosure to indicate that there are no financial highlights included for Class N shares as that share class has recently commenced operations.

Response: The requested change has been made.

Statement of Additional Information

The Fund

36.	Comment: Please revise references within this section to only three Fund share classes.

Response: The requested change has been made.

Types of Investments

37.	Comment: Please confirm that this section has been tailored specifically to this Fund.

Response: While not specifically tailored for the Fund, the disclosure is appropriate for the Fund.

Investment Restrictions

38.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 1 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a “senior security” under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

39.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response: The Registrant respectfully declines to revise the disclosure.

40.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

Response: All portfolio holdings recipients have been appropriately identified. The disclosure has been revised as follows:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient and their personnel subject to a duty to keep the information confidential and to not trade on any material nonpublic information.

Additions to List of Approved Recipients

41.	Comment: Please apply Comment 40 to this section as well.

Response: The requested change has been made.

Independent Trustee and Officers Table

42.	Comment: Please consider breaking out Trust officers into a separate table.

Response: The Registrant respectfully declines to amend existing disclosure.

43.	Comment: In footnote ** to the table, please revise for clarity as it is unclear what the relationship is between the disclosure “15 active portfolios managed by unaffiliated investment advisers” and “Funds” as the disclosure is currently written. Please consider defining the term “Funds” and making the phrase “Fund Complex” consistent with how it is used later in the Trustee compensation table.

Response: The disclosure has been revised as follows:

As of December 31, 2017, the Trust was comprised of 85 active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” applies only to the Funds advised by either of the Co-Advisers. The Funds do not hold themselves out as related to any other series within the Trust that is not advised by either of the Co-Advisers.

Compensation

44.	Comment: Please remove all references to “interested persons” within this section.

Response: The Registrant respectfully declines to amend existing disclosure.

Control Persons and Principal Holders

45.	Comment: Please provide all of the disclosure required in this section per Item 18(a).

Response: The requested disclosure has been provided. Please see attached redlined SAI.

46.	Comment: Please consider replacing the disclosure, “owned 5% or more of the outstanding shares of the Fund” – with “were considered to be a control person or principal shareholder.”

Response: The Registrant respectfully declines to amend existing disclosure.

Calculation of Share Price

47.	Comment: For ease of readability, please revise and combine the paragraphs within this section that begin, “Under certain circumstances, the Fund may use an independent pricing service”; and “Fair Valuation Committee and Valuation Process.”

Response: The requested change has been made.

Part C

48.	Comment: Please confirm that all applicable disclosure has been provided or will be revised as necessary and that all necessary exhibits to the Registration have been filed or will be filed as necessary.

Response: The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser